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Victoria 3001 Australia	Victoria 3006 Australia	Email info@aluminalimited.com

26 June 2007

Ms Shannon Buskirk

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

USA

Re:	Alumina Limited

Form 20-F for the fiscal year ended December 31, 2005

Filed June 19, 2006

File No. 001-10375

Dear Ms. Buskirk,

Further to your facsimile letter dated May 31, 2007, please find attached our responses to your Comments.

We will file our Form 20-F with respect to 2006 later this week. We would be grateful of any feedback the staff are able to give us on the attached responses ahead of that filing. Realising the very short time involved, I will phone you in the next few days to discuss this further.

Regards,

(Signed)

K.A. Dean

Chief Financial Officer

Form 20-F for the Fiscal Year Ended December 31, 2005

Financial Statements

33. Reconciliation to US GAAP, page F-51

Comment 1:

We have reviewed your responses to comments 7, 14, 16 and 17 of our letter dated November 7, 2006. We understand that AWAC has not recorded certain asset retirement obligations for which a legal obligation does not exist under US GAAP. However, these obligations have been recorded under A-IFRS in Alumina’s financial statements because management has concluded a constructive obligation exists. In your response to comment 7, you state: “The majority of AWAC’s AROs under AIFRS are not legal obligations but rather constructive obligations under IAS 37, paragraph 10 – i.e., AWAC has communicated practices and policies that indicate to other parties that AWAC will accept certain responsibilities and has created a valid expectation that AWAC will discharge them.” Based on this statement, it appears you may be required under to record these constructive obligations in accordance with SFAS 5 under US GAAP. Tell us what consideration was given to the requirements of SFAS 5 in accounting for these constructive obligations in AWAC’s financial statements.

Response:

SFAS 5 requires that a loss (and the related obligation) should be recorded only when the loss contingency is both probable and reasonably estimable. AWAC management does not consider such non-legal constructive obligations recorded under IAS 37 to give rise to an obligation recorded under FAS 5, as the loss contingency is not considered “probable” as defined in SFAS 5. “Probable” under FAS 5 is a higher threshold than “probable” under IAS 37.

Comment 2:

On a related matter, we understand that management has relied upon the guidance in paragraphs 25 and 26 of IAS 37, which states only in extremely rare cases it would not be possible to determine a reliable estimate. In the response to comment 7, we note management has made certain judgments and estimates regarding settlement dates to determine the asset retirement obligations related to the dismantlement, removal and restoration of AWAC’s smelters and refineries. You state a settlement date of at least 40 years is the best estimate. Please tell us why you believe the use of a settlement date of 40 years is in accordance with the guidance of paragraph 39, which states the mid-point of a range of estimates should be used when each point in a continuous range of outcome is as likely as any other.

Response:

The settlement date of 40 years was used as this date coincides with the expiration of the current bauxite mining licenses in Australia. However, such licenses could be renewed for an additional period of time; alternatively, other sources of bauxite could be used to supply the refineries and smelters. Accordingly, while 40 years represented the earliest possible settlement date, the ultimate settlement date may in fact be many years later. AWAC management currently has no information that would permit it to reasonably estimate a possible settlement date later than 40 years for purposes of determining a range as described in paragraph 39 of IAS 37.

In the absence of having a reasonable range of potential settlement dates, AWAC management selected the earliest possible settlement date of 40 years.

Alcoa World Alumina and Chemicals

Comment 3:

We note your response to comment 23 states that you have not designated proven and probable ore reserves. However, your footnote disclosure on page F-64 states mine development costs are depleted over the units of production basis as the resources are extracted. Since you do not have proven and probable ore reserves, please describe the information used to apply the units of production method in calculating depletion expense recognized in your financial statements. Assuming the calculation involves estimation and judgment performed by management, please address the factors used as a basis for inputs to the calculation.

Response:

The process of managing and mining bauxite deposits is significantly different to processes used in other mining and extractive industries. AWAC does not calculate ore reserves for an entire leased or permitted area. Rather, AWAC’s engineers perform extensive testing on focused sections within a leased or permitted area to determine those specific sections that are most economically feasible to develop.

Once an economically feasible section is determined (within the leased or permitted area), AWAC’s engineers perform the requisite testing and develop production estimates for each of these sections. Any mine development costs related to a specific section of the mine are accumulated and then depleted (via the units of production method) based on the estimated production for the respective section.

AWAC management wishes to inform the staff that all mining equipment is depreciated over its estimated useful life on a straight-line basis (as opposed to units of production), as such equipment will be utilized in other sections of the mining operation.

Comment 4:

On a similar note, please tell us how the lack of ore reserve designation affects the analysis for impairment mining assets.

Response:

As mentioned in response to Comment 3, there are sections within the leased or permitted area that have been fully studied and proven by AWAC’s engineers via various drilling and sampling techniques. These reserves are tested for quality and quantity to determine that a mine section has the necessary resources and is commercially feasible. If the estimated future cash flows for an asset group are insufficient to recover the carrying value of said asset group, the related impairment would be accounted for under SFAS 144.

AWAC management wishes to advise the staff further that no triggering events (as described in SFAS 144) have been identified with respect to its long-lived mining and refining assets.

Engineering Comments

Operating and Financial Review and Prospects, page 16

AWAC Operations, page 19

Comment 5:

Please clearly disclose within your filing that you do not have proven and probable ore reserves. Provide an explanation to investors similar to your response to prior comment 23 from our letter dated November 7, 2006, explaining why economic evaluations establishing ore reserves are not necessary and disclose your average drill hole spacing’s for your mining area. Please disclose your annual production and estimated mine life at these production levels

Response:

The Company advises the Staff that our Form 20-F in respect of 2006 includes a disclosure and explanation as provided in our response to comment 23 from the Staff’s letter dated November 7, 2006. This does not, however, include drill hole spacings, annual production or estimated mine life, which data AWAC does not make available for disclosure because AWAC management does not designate bauxite deposits as reserves and does not record bauxite deposits as assets of AWAC.

Comment 6:

Please disclose the bauxite specifications required by your refineries and provide an explanation to investors similar to your response to our prior comment 24 from our letter dated November 7. 2006, as to how economic or commercial mineralization is determined.

Response:

The Company advises the Staff that our Form 20-F in respect of 2006 includes an explanation as provided in our response to comment 24 from the Staff’s letter dated November 7, 2006.

Comment 7:

With respect to our prior comment 23 from our letter dated November 7, 2006, we neglected to specify the mines and associated refineries our engineers will review. Please supply the requested information for the Juruti mine as described on page 24. The executive summary of the feasibility study, which includes the mine /refinery production schedules, capital requirements, and project cash flow for a commercial operation, may be substituted for the complete comprehensive feasibility study.

Response:

The Company respectfully notes the Staff’s comment. However we would direct the Staff’s attention to the reasons set forth in our response to comment 23 and comment 24 from the Staff’s letter dated November 7, 2006. We further advise the Staff that the expansion of the description of AWAC’s properties to include the information (if it were available) requested in comment 26 from the Staff’s letter dated November 7, 2006 would not be material to an investor in the Company’s shares. The Company does not engage in significant mining operations, does not derive its revenue from mining operations and does not record bauxite deposits as an asset.

Quantitative and Qualitative Disclosures about Market Risk, page 77

Average Quarterly Prices, page 77

Comment 8:

We note your response to comment 28 from our letter dated November 7, 2006. Please disclose your conservative longer-term aluminium and/or alumina price assumptions used to assess project economics for bauxite and/or alumina projects.

Response:

The Company respectfully notes the Staff’s comment. However AWAC considers its long term aluminum and alumina price assumptions used to assess project economics for bauxite and/or alumina projects to be highly commercially sensitive and therefore confidential. Disclosure of such information to AWAC’s competitors may result in competitive harm to the Company.